August 28, 2020



Via E-Mail

Tiffany Posil
David W. Bonser
Hogan Lovells LLP
555 13th Street NW
Washington, DC 20004-1109

       Re:    Colony Capital, Inc.
              Schedule TO-I filed on August 27, 2020
              File No. 5-89832

Dear Ms. Posil and Mr. Bonser:

        The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our review was limited to the issues identified in our comments below. All defined terms have the same meaning as in the Offer to Purchase included as
Exhibit 99(A)(1)(i)
to the Schedule TO-I filed on August 27, 2020.

       Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I filed August 27, 2020

Exhibit 99(A)(1)(i)     Offer to Purchase

Cover Page

   1. Refer to the first full paragraph on the cover page, which discloses the Expiration Time
      for the Offer with the caveat that the Offer could be    earlier
terminated in the Company   s
      sole discretion.    Since the Offer period is exactly 20 U.S. business
days, as required by
      Rule 13e-4(f)(1)(i), it is not clear how the Company could terminate it earlier, unless
 Tiffany Posil, Esq.
David W. Bonser, Esq.
Hogan Lovells LLP
August 28, 2020
Page 2
 Tiffany Posil, Esq.
David W. Bonser, Esq.
Hogan Lovells LLP
August 28, 2020
Page 3


       pursuant to the failure of a listed Offer condition, which would not appear to be in the
       issuer   s    sole discretion.    Please revise or advise.

   2. On the cover page and elsewhere in the Offer to Purchase, you characterize the Offer as
      being    open to all holders of record of Convertible Notes.    Also, on
page iv, you state
         [o]nly Holders     i.e., record owners, as reflected in the Company
s registry of ownership
          are entitled to tender Convertible Notes.    However, it appears from
disclosure later in
      the Offer to Purchase that the Offer is open to beneficial holders as well, but they must tender through their record holder nominee. In future filings, avoid statements such as
      these that the Offer is only    open    to record holders, which may be
confusing and would
      violate the all-holders provisions of Rule 13e-4.

Determination of Validity, page 12

   3. You state that the Company reserves the right to reject any tenders that acceptance of or
      payment for may    upon the advice of counsel for the Company, be
unlawful.    Please
      clarify the circumstances under which the Company could reject tenders, other than for defects in such tenders, consistent with Rule 13e-4(f)(8)(i). See also, comment 9 below.

Conditions to the Offer, page 15

   4. On page 16, briefly expand to describe what kinds of events could trigger
an    escalation
      of the impacts of the recent CVID-19 viral outbreak    so that Holders
can understand the
      scope of this condition.

   5. On page 16, quantify what would constitute a    material change in United
States or any
      other currency exchange rates    for purposes of this Offer condition,
including when and
      as of what date such change would be measured.

   6. See our last comment above. We note that as currently drafted, a material change in any global currency exchange rate in any global currency would appear to trigger your Offer condition. As such, this condition appears to be very broad and not necessarily tied to the
      Company or its business or any material impact, whether negative or positive, on the same. Confirm in your response letter that this is your intention, or consider revising.

   7. In the same condition, clarify what is meant by a limitation on currency markets.

   8. All Offer conditions must be objective and outside the control of the Company.
      Reserving the right to assert an Offer condition in the Company   s
sole discretion    raises
      concerns of an illusory offer. Similarly, stating that an Offer condition may be asserted regardless of the circumstances giving rise to any such condition raises the possibility
      that the Company   s own actions or inaction could    trigger    a listed
Offer condition.
 Tiffany Posil, Esq.
David W. Bonser, Esq.
Hogan Lovells LLP
August 28, 2020
Page 4


       Please revise the language in the second full paragraph on page 17 to address these concerns regarding an illusory offer.

Other Material Information, page 27

   9. Refer to the statement in this section indicating that tenders may not be accepted from
      Holders in certain jurisdiction. While Offer materials need not be disseminated into jurisdictions where it is impermissible to do so, please revise this statement to remove the implication that tendered Notes will not be accepted from all Holders. Refer to Rule 13e-
      4(f)(8)(i) and Section II.G.1 of Securities Exchange Act Release No. 58597 (September
      19, 2008). Alternatively, please revise the statement to limit the restriction to only U.S.
      states instead of all jurisdictions to conform to the regulatory text in Rule 13e-4(f)(9)(ii).
      Please make corresponding changes throughout the offer to purchase where such language appears.


   We remind you that the issuer is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.


                                                     Sincerely,

                                                     /s/ Christina Chalk

                                                     Christina Chalk
                                                     Senior Special Counsel
                                                     Office of Mergers and
Acquisitions